UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42260

Powell Max Limited

(Exact name of registrant as specified in its charter)

22/F., Euro Trade Centre,

13-14 Connaught Road Central,

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Resignation of Director

On December 17, 2025, Ms. Lee Chern Koay (“Ms. Koay”) tendered her resignation as an independent director of Powell Max Limited (the “Company”), effective December 31, 2025. Ms. Koay’s resignation was not a result of any disagreement with the Company’s operation, policies or procedures.

The board of directors of the Company would like to express its sincere gratitude to Ms. Koay for her contributions to the Company during her tenure of office.

Resignation of Chief Financial Officer

On October 30, 2025, Ms. Kam Lai Kwok (“Ms. Kwok”) tendered her resignation as chief financial officer of the Company due to personal reasons, effective December 30, 2025. Ms. Kwok’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

The information is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 and shall not be deemed incorporated by reference into any filing made under the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Powell Max Limited

By:	/s/ WONG Tsz Kin
WONG Tsz Kin
Chief Executive Officer

Date: December 31, 2025

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